FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

GETTY COPPER INC. (File #000-1052204)

(Translation of registrant's name into English)

Suite 550-999 WEST HASTINGS STREET, VANCOUVER, BC CANADA V6C 2W2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

Attachments:

1.  News Release dated November 14, 2003

2.  News Release dated November 28, 2003

3.  Interim Financial Statements for the Nine Months Ended September 30, 2003

4.  Supplementary Information and Management Discussion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.

(Registrant)

Date: November 28, 2003

By:

“JOHN LEPINSKI”

 JOHN LEPINSKI

Its:

PRESIDENT

(Title)

Getty Copper Inc.

For Immediate Release

November 14, 2003 –Getty Copper Inc. [TSX Venture Exchange: GTC] (the “Company”),wishes to announce the granting of stock options to a maximum of 2,400,000 shares at an exercise price of $0.61 to be allocated to directors, officers and employee’s of the Company.

On Behalf of

Getty Copper Inc. [TSX-V: GTC]

Getty Copper Inc.

1000 Austin Avenue

Coquitlam, British Columbia

John Lepinski

Canada, V3K 3P1

Contact: John Lepinski

President, CEO

Phone:

(604) 931-3231

Fax:  (604) 931-2814

Website: www.gettycopper.com

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release

Getty Copper Inc.

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

Nov 28, 2003 – Coquitlam, B.C. –Getty Copper Inc. [TSX Venture Exchange: GTC] (the “Company”), announces the financial results for the Company’s third quarter ended September 30, 2003.

For the nine months ended September 30, 2003, the Company’s Net loss for period is $119,069 higher than the nine months ended September 30, 2002 due to the increase costs associated with Edgar filings, as well as legal and accounting costs associated with the completion of the 2 for 1 share consolidation, extension of warrants and consulting fees associated with public relations and rent of the Vancouver location.  In addition, the Company recorded $64,896 as a provision for impairment of exploration costs related to mineral properties as compared to $21,225 (2002).   Ongoing reviews of previous geological, geophysical programs are being conducted to determine future work programs.

Financial and Operating Highlights (Unaudited), provided by management
	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2003	2002	2003	2002
Total Revenue	$ 594	$ 50	$ 2,640	$ 231
Expenses	$ 53,190	$ 45,764	$ 210,489	$ 133,099
Write Down Mineral Properties	$ 9,125	$ 6,294	$ 64,896	$ 21,225
Net Loss	$ 60,610	$ 50,480	$ 271,634	$ 152,565

Condensed Balance Sheets (Unaudited)
As at,	Sept. 30, 2003	December 31, 2002	% change
Assets	$ 1,981,065	$ 830,830	138.4%
Liabilities	$ 566,091	$ 544,222	4.0%
Shareholders’ Equity	$ 1,414,974	$ 286,608	393.7%

Assets and Shareholder’s equity increased during the six months due to the acquisition of mineral claims as approved at the December 9, 2002 special meeting of the shareholders and subsequently approved by the TSX Venture Exchange March 7, 2003.  The issuance of 6,000,000 shares occurred in the latter part of May 2003.

The Company a c quired the Getty South property (as to 50%) and 100% of the Southwest and Central mineral claims (each subject to a 1.5% NSR) for a total of 12.0 million (pre-consolidation) fully paid common shares.

Effective March 7, 2003 the issued and outstanding common shares of the company were consolidated on the basis of two common shares into one common share, and. the Company name changed from Getty Copper Corp. to Getty Copper Inc.

As of September 30, 2003, an aggregate of 1,0 00,000

 warrants were exercised  for 1,0 00,000 common shares at $0.20 per share, raising $ 20 0,000.

On Behalf of Getty Copper Inc. John Lepinski President, CEO	Getty Copper Inc. [TSX-V: GTC] 1000 Austin Avenue Coquitlam, British Columbia Canada, V3K 3P1 Contact: John Lepinski Phone: (604) 931-3231 Fax: (604) 931-2814 Website: www.gettycopper.com

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901 (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-5393

ISSUER DETAILS			Date of Report
Name of Issuer GETTY COPPER INC.	For Quarter Ended September 30, 2003		YY MM DD 2003 11 24
Issuer Address 1000 Austin Avenue
City Coquitlam	Province BC	Postal Code Issuer Fax No. V3K 3P1 604-931-2814	Issuer Telephone No. 604-931-3231
Contact Name John Lepinski		Contact Position President, CEO	Contact Telephone No. 604-931-3231
Contact Email Address getty@attglobal.net		Website Address www.gettycopper.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “John Lepinski”	Print Full Name John Lepinski		Date Signed YY MM DD 2003 11 24
Director’s Signature “Donald willoughby”	Print Full Name Donald Willoughby		Date Signed YY MM DD 2003 11 24

GETTY COPPER INC.

INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

September 30, 2003

GETTY COPPER INC.

INTERIM BALANCE SHEET

(UNAUDITED)

SEPTEMBER 30, 2003

	September 30	December 31
ASSETS	2003	2002
Current assets
Cash and short-term investments	$ 104,549	$ 124,518
Exploration tax credits and goods and services tax recoverable	2,327	27,878
Prepaid expenses	6,805	7,601

	113,681	159,997

Mineral properties (note 3)	1,678,508	471,508

Capital assets (note 4)	188,876	199,325

	$ 1,981,065	$ 830,830
LIABILITIES
Current liabilities
Accounts payable (note 6)	$ 398,003	$ 181,541
Wages Payable	2,169	1,866
Loan payable (note 5)	66,621	66,621
Current portion of mortgage payable	438	1,705
	467,231	251,733

Accounts payable deferred	—	193,629

Mortgage payable (note 7)	98,860	98,860

	566,091	544,222
SHAREHOLDERS' EQUITY
Share capital (note 9)	13,619,794	12,219,794

Contributed surplus (note 9)	767,966	767,966

Deficit	(12,972,786)	(12,701,152)

	1,414,974	286,608

	$ 1,981,065	$ 830,830

Approved by the Directors

“John B. Lepinski”

,  Director

“Donald R. Willoughby”

,  Director

See accompanying notes to the financial statements

GETTY COPPER INC.

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

	Three Months Ended Sept. 30, 2003	Nine Months Ended Sept 30, 2003	Three Months Ended Sept. 30, 2002	Nine Months Ended Sept. 30, 2002
Revenue:
Interest	$ 33	$ 958	$ 50	$ 231
Rental Income	561	1,682	─	—
	$ 594	$ 2,640	$ 50	$ 231
Expenses:
Amortization	1,210	3,629	1,431	4,294
Bank charges and interest	4,717	13,695	3,965	17,908
Filing fees	1,488	10,412	2,512	7,236
Insurance	557	1,158	399	2,095
Management fees	7,500	22,500	7,500	22,500
Marketing and promotion	50	10,252	411	830
Office and miscellaneous	1,239	10,453	1,695	8,919
Professional fees	10,924	52,457	9,999	18,463
Property taxes	—	4,251	—	4,376
Rent	9,281	27,143	1,500	4,500
Telephone	2,182	7,040	1,683	4,881
Transfer fees	1,758	9,885	2,094	6,368
Travel	202	2,836	1,023	2,103
Wages and benefits	12,082	34,778	11,552	28,626
	$ 53,190	$ 210,489	$ 45,764	$ 133,099
Net loss before other item	52,596	207,849	45,714	132,868
Provision for impairment of exploration costs related to mineral properties	9,125	64,896	6,294	21,225
Income Tax Recovery	(1,111)	(1,111)	(1,528)	(1,528)
Net Loss for the Period	60,610	271,634	50,480	152,565
Deficit, beginning	12,701,152	12,701,152	12,450,216	12,450,216
Deficit, ending, to Exhibit “A”	$ 12,761,762	$ 12,972,786	$ 12,500,696	$ 12,602,781

See accompanying notes to the financial statements

GETTY COPPER INC.

INTERIM STATEMENT OF CASH FLOW

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

	Three Months Ended Sept. 30, 2003	Nine Months Ended Sept. 30, 2003	Three Months Ended Sept. 30, 2002	Nine Months Ended Sept. 30, 2002
Cash flows from (used in) operating activities
Net loss for the period	$ (60,610)	(271,634)	$ (50,480)	$(152,565)
Add: Items not involving cash
Amortization – administration	1,210	3,629	1,431	4,294
Provision for impairment & exploration
Costs of mineral properties	9,123	64,894	6,294	21,225
	(50,277)	(203,111)	(42,755)	(127,046)
Net change in non-cash working
(Increase) Decrease in Exploration credits
And goods and Services tax receivable	28,294	25,551	(759)	3,635
(Increase) Decrease in prepaid expenses	11,070	796	2,412	(18)
Increase (Decrease) in accounts payable	(73,809)	22,833	(42,469)	(12,545)
Increase (Decrease) in wages payable	(303)	303	531	543
Cash flows from (used in) operations	(85,025)	(153,628)	(83,040)	(135,431)

Cash Flows from (Used In) Investing Activities
Acquisition of capital assets	—	(430)	—	—

Cash Flow from (Used In) Financing Activities:
Mineral Properties	—	(7,000)	—	—
Exploration Costs	(6,707)	(57,644)	(3,524)	(12,915)
Mortgage Principal Repayments	(430)	(1,267)	(1)	(1)
Warrants Exercised	200,000	200,000
Funds raised private placement net cost of issue	—	—	399,092	399,092
Loan from Freeway Properties Inc.	(10,000)	—	(110,000)	(47,600)
	182,863	134,089	285,567	338,576

Change in Cash and short-term investments	97,838	(19,969)	202,527	203,145

Cash and short-term investments, beginning	6,711	124,518	2,054	1,436

Cash and short-term investments, ending	$ 104,549	$ 104,549	$ 204,581	$ 204,581

See accompanying notes to the financial statements

GETTY COPPER INC.

NOTES TO INTERIM FINANCAIL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2003

1.

General information

The company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable.  In addition, the company is dependent upon external sources of financing in order to fund the exploration and development of its mineral properties.  The recoverability of amounts shown for mineral properties and the ability of the company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of the mineral properties and future profitable production or proceeds from the disposition thereof.

The company has an urgent need for equity capital and financing for working capital requirements and to fund exploration and development of its mineral properties.  The company is not in a position to discharge its liabilities as they became due in the ordinary course of business.

Effective March 7, 2003 the company changed its name to Getty Copper Inc.

2.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern.  The financial statements do not give effect to adjustments that would be necessary should the company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Mineral properties

Costs of acquisition and exploration and development expenditures are allocated to specific groups of mineral claims as work is performed on or for the benefit of those claims and are capitalized until such time as the extent of mineralization has been determined and mineral claims are either developed, sold, or abandoned.  If there is an indication of impairment the mineral properties are written down to the estimated net recoverable amount.  The company does not accrue the estimated future cost of maintaining, in good standing, its mineral properties.

Capitalized costs are amortized over the useful life of the properties upon commencement of commercial production, or written off if the properties are sold or abandoned.

b)

Administrative costs

Administrative costs are expensed as incurred.

c)

Capital assets

Capital assets are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

30%

Computer software

100%

Office equipment

20%

Portable buildings

30%

d)

Stock option plan

The company records compensation expense when stock or stock options are issued to employees.  Prior to 2002, no compensation expense was recorded when stock or stock options were issued to employees.

e)

Future income taxes

The company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

f)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs.

g)

Flow-through financing

The company has issued flow-through shares, which transfer the tax deductibility of exploration expenditures to the investors.  Proceeds received on the issue of such shares is credited to share capital and the related exploration costs is charged to mineral properties.  The future income tax liability arising from the transfer of the tax deductibility of exploration expenditures is recorded as a share issue cost.

h)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of management estimates relate to the valuation of its mineral properties and the determination of useful lives of capital assets for purposes of calculating amortization.

3.   Mineral properties

	Sept. 30, 2003	Dec 31, 2002

Getty Northwest mineral claims, acquisition costs	$ 33,210	$ 33,210

Getty Central mineral claims, acquisition costs	109,883	9,300

Getty North mineral claims, acquisition costs	352,398	352,398

Getty South mineral claims, 50% interest , acquisition costs	1,069,134	63,300

Getty Southwest mineral claims, acquisition costs	113,883	13,300

Transvaal mineral claims, 50% interest	---	---

	$ 1,678,508	$ 471,508

Exploration costs provided for are comprised of:

	2003	2002

Assay	$ 473,396	$ 473,396
Drilling	4,207,932	4,207,932
Environmental	254,454	254,454
Feasibility study	166,709	129,886
Geology	2,424,406	2,420,131
Metallurgy	228,085	228,085
Other	1,729,800	1,706,004
Provision for impairment and exploration costs	(9,484,782)	(9,419,888)
	$ —	$ —

Capital asset amortization included in exploration costs during the period amounted to $7,250.

(2002 - $8,310).

Exploration tax credits incurred during 2002 are included in exploration and amounted to $24,204.

The mineral claims are located within the Highland Valley, British Columbia mining district and cover an area in excess of 200 square kilometres.

The Getty Northwest and Getty North mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. ("Robak"), which is controlled by a director of the company.

The company acquired a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% royalty in favour of Robak.  The terms of the acquisition were not met and on November 8, 2002 the company and Robak terminated the original agreement and entered into an agreement for the company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the company (see note 9) at a deemed value of $1,200,000, an agreement by the company to pay 100% of the costs to place the Getty South mineral claims into production, and a   1-1/2% net smelter royalty in favour of Robak.

The Transvaal mineral claims were acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), and are subject to a 1-1/2% net smelter royalty.  The company has a commitment to spend no less than $525,000 on exploration and development during the seven years following the acquisition.  Once the condition is met, the company and Genco Resources Inc. will enter into a joint venture.  As of September 30, 2003 the company had spent $340,456 on exploration.

The company is pursuing approaches to further develop its mineral properties.  Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties the company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, during the period ended September 30, 2003 the company recorded a provision for impairment of the exploration costs in the amount of $64,894 and for the year ended December 31, 2002 $16,071 which included tax credits of $24,204.

4.

Capital assets

		Accumulated	Sept. 2003	Dec. 2002
	Cost	Amortization	Net	Net

Automotive equipment	$ 39,602	$ 36,772	$ 2,830	$ 3,652
Computer equipment	94,854	85,366	9,488	11,750
Computer software	74,359	74,306	53	212
Office equipment	70,592	55,022	15,570	18,318
Portable buildings	12,112	11,455	657	848
Building	178,124	40,168	137,956	142,223
Land	22,322	—	22,322	22,322

	$ 491,965	$ 303,089	$ 188,876	$ 199,325

See note 7.

5.

Loan payable

The loan payable is to a company controlled by an officer and director of the company, bears interest at 8% per annum, has no fixed terms of repayment, and is secured by a general security agreement.

6.

Accounts payable deferred

Creditors have agreed to defer payment of $193,629 until the earlier of June 3, 2004 or until the company has completed a financing that leaves it with a minimum working capital of $50,000.

7.   Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

2003	$ 438
2004	1,836
2005	1,976
2006	2,127
2007	92,921
$ 99,298

8.

Income taxes

Significant components of the company's future income tax assets and liabilities are as follows:

	September 30, 2003	December 31, 2002

Tax value of mineral properties in excess of book value	$ 1,604,000	$ 2,034,000
Tax value of capital assets in excess of book value	113,000	110,000

	1,717,000	2,144,000
Valuation allowance	(1,717,000)	(2,144,000)

	—	—

Net operating loss carryforwards	982,000	931,000
Valuation allowance	(982,000)	(931,000)

	—	—

Net future income tax liabilities	$ —	$ —

The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

A reconciliation between the company's statutory and effective tax rates is as follows:

	2003	2002
Statutory rate	40%	40%
Tax rate change	(2%)	---
Unrecognized benefit of current year's losses	(38%)	(40)

Effective rate of tax recovery	---	---

At December 31, 2002 the company has approximately $2,460,000 of loss carryforwards available to reduce taxable income for future years.

These losses expire as follows:

2003	$ 501,000
2004	716,000
2005	397,000
2006	236,000
2007	195,000
2008	187,000
2009	228,000
$ 2,460,000

9.   Share capital

2003

           2002

Shares

Amount

     Shares

    Amount

Authorized-

Unlimited number of Common shares

Issued-

Balance at January 1,

33,487,313

$15,034,913     28,402,313

$14,617,913

Private Placement September 2002

—

—

       3,000,000

       300,000

Private Placement September 2002

—

—

2,000,000

200,000

Share consolidation March 7

(16,743,656)

—

—

—

Acquisition of Mineral Claims*

  6,000,000

    1,200,000

—

—

Warrants Exercised

  1,000,000

       200,000

—

—

Share issue costs

_________

   (2,815,119)            —

      (2,813,610)

          Balance, September 30,

23,743,657

$13,619,794     33,402,313

 $12,204,303

The acquisition of the mineral claims as approved at the December 9. 2002 special meeting of the shareholders (see resolution below) and subsequently approved by the TSX Venture Exchange March 7, 2003.  The issuance of the 6,000,000 shares occurred in the latter part of May 2003.

Disinterested shareholders approved an agreement between the Corporation and Robak Industries Ltd., which is a company controlled by John Lepinski, president of Getty Copper

Inc., to acquire the Getty South property (as to 50%) and 100 % of the Southwest and Central mineral claims (each subject to a 1.5% NSR) for a total of 12.0 million (pre-consolidation) fully paid common shares.

During 2002, the company issued:

a)

3,000,000 units at $0.10 per unit. Each unit included one common share and one share purchase warrant which entitles the holder to purchase an additional share.  After consolidation, 1,500,000 warrants remain outstanding are priced at $0.22 up to September 24, 2004.  At September 30, 2003, all of the warrants remain outstanding.

b)

2,000,000 units at $0.05 per unit.  Each unit included one common share and one share purchase warrant which entitles the holder to purchase an additional common share.  After consolidation 1,000,000 warrants remain outstanding and are priced at $0.20 up to September 26, 2003.  Prior to the expiration date September 26, 2003, all of the warrants were exercised raising $200,000.

c)

85,000 common shares at $0.20 per share upon the exercise of previously outstanding share purchase warrants.  The balance of the previously outstanding share purchase warrants expired November 20, 2002.

Effective March 7, 2003 the issued and outstanding common shares of the company were consolidated on the basis of two common shares into one common share.

187,500 shares are held in escrow with their release subject to regulatory approval.  These shares were issued in 1985 for $3,750.  The escrow agreement calls for the release from escrow in accordance with the policies of the securities commission or the stock exchange.  These policies provide for the release based upon exploration and development expenditures by the company.

Contributed surplus of $767,966 arose on the cancellation in 1992 of 3,157,050 shares held in escrow for no consideration.  The shares were initially issued in 1988 in exchange for common shares of Exxau, Inc., a wholly-owned subsidiary at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd. Limited Partnership's indebtedness to the shareholders of Exxau, Inc.  The shares were surrendered and cancelled incidental to the company's listing application. See note 3.

10.

Stock options

As of September 30, 2003 no options have been granted or exercised.  During 2002 the company amended its share option plan such that 3,345,231 post consolidation common shares are reserved for issuance under the plan.  See notes 9 and 13.

11.

Commitments

The company is committed to make monthly payments of $3,000 to related parties, for management fees and rent.

12.   Other information

a)

Related party transactions

In addition to the transactions described elsewhere in the financial statements, the company had the following transactions and balances with officers and directors of the company and companies or professional firms with which officers or directors are associated.

	Sept. 30, 2003	Sept 30, 2002
Accounts payable	$ 188,038	$ 174,079
Loan from Freeway Properties Inc.	$ 66,621	$ 66,621
Expenses
Exploration and Development	$ 3,600	$ 1,575
Interest	$ 6,683	$ 8,737
Management fees	$ 22,500	$ 22,500
Professional fees	$ 12,982	$ 10,784
Rent	$ 4,500	$ 4,500

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to between the parties.

b)

Financial instruments

The company's financial instruments consist of cash and short-term investments, tax credits and goods and services tax recoverable, accounts payable, wages payable, loan payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying value, unless otherwise noted.  Due to the uncertainty over the timing and amount of repayment, the fair value of the loan payable cannot be reasonably estimated.

c)

Loss per share

Loss per share figures have not been provided as management does not consider this information meaningful considering the company's activities to date.

d)

Statement of cash flows

	2003	2002
Cash used in operating activities includes:
Interest paid	$ 5,540	$ 4,120
Interest received	$ 958	$ 231

13.  Subsequent Events

Subsequent to the nine months ended September 30, 2003, the Company announced the granting of stock options to a maximum of 2,400,000 shares at an exercise price of $0.61 to be allocated to directors officers and employee’s of the Company.

GETTY COPPER INC.

FOR THE NINE  MONTHS ENDED SEPTEMBER 30, 2003

SCHEDULE B

1.

Exploration and development costs:

Refer to Note 3 to the financial statements

Included in the General Administrative Expenses as Professional Fees are:

For the nine months ended September 30, 2003 Legal $20,292, Accounting $14,165, Consulting Fees $18,000.

For the nine months ended September 30, 2002 Legal $3,659, Accounting $14,803 and Consulting Nil.

For the three months ended September 30, 2003 Legal $4,645, Accounting $1,778, Consulting Fees $4,500.

For the three months ended September 30, 2002 Legal $1,827, Accounting and Audit $8,172 and Consulting Nil.

2.

General and administrative expenses:

Refer to the interim statement of operations and deficit for the Nine Months Ended September 30, 2003 and Note 12 to the financial statements.

3.

a)

Securities issued during the quarter:

(refer to Note 9 to the financial statements)

b)

Options granted during the quarter:

None (refer to note 10 to the financial statements)

c)

Authorized and issued share capital:

Refer to Note 9 to the financial statements

d)

Options, warrants and convertible securities outstanding:

Refer to Note 9 and 10 to the financial statements

e)

Shares in escrow or subject to pooling:

Refer to Note 9 to the financial statements

4.

List of Directors:

John B. Lepinski, President, CEO

Donald  Willoughby FCA, CFP, Secretary, CFO

Jean-Jacques Treyvaud

Vittorio Preto P.Geo

Robert C. Gardner,  QC

Patrick Raleigh

Brian R. D. Smith

GETTY COPPER INC.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

SCHEDULE C

MANAGEMENT DISCUSSION

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, Getty Copper Corp. has been conducting exploration for copper on its 200 km2, Highland Valley, B.C. mineral property, which adjoins the large copper-molybdenum mining and milling operation of  Highland Valley Copper in the Kamloops Mining Division, British Columbia, Canada.  The Company continues to seek additional properties worthy of exploration and development.  From 1995 to 1998, the Company engaged in the exploration of the Highland Valley mineral property, including a pre-feasibility study by Bateman Engineering, whereby they concluded that “an economic mineable reserve exists in the Getty North Copper Deposit.”  Bateman recommended to Getty Copper Corp. both limited pre-feasibility work and a full feasibility study.

The Getty North Deposit is currently estimated to contain a mineral resource of 72,093,000 drill indicated and drill inferred tonnes averaging 0.31%Cu, including 10,030,000 drill indicated and drill inferred tonnes of oxidized material having an average copper content of 0.40% and 44,405,000 drill indicated and drill inferred tonnes of sulphide copper resource having an average copper content of 0.37%.

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

Ongoing reviews of previous geological , geophysical and geochemical programs are being conducted to determine future work programs.

During the nine months ending September 30, 2003 a scanner for the office was purchased for $458 and a number of mineral claims were abandoned and relocated to consolidate the land package in preparation for the new government regulations regarding mineral title and map staking.

During October 2001, Dr. J Oliver P.Geo completed a 1:10,000 scale geological map over portions of Getty Copper’s Highland Valley property. Geological data was supported with petrographic and lithogeochemical data.  An infill geochemical program was also implemented to clarify the nature of previous geochemical surveys. Geophysical data was also re-interpreted within the 2001 geological framework. The results of these programs may be summarized as follows:

i.

Heavy surficial cover, including both boulder and sandy tills covers much of the property. Ice transport direction is from the north to south. Any geochemical anomalies will have bedrock sources, which lie to the north of the till or soil anomaly, and may be significantly muted.

ii.

Bleached white, silicified, fine grained quartz porphyritic dyke rocks noted in the south western map area are not significantly mineralized.

iii.

A large metasomatically altered metavolcanic roof pendants, with prograde skarn assemblages, underlies much of the magnetic and IP anomalies forming the North Valley anomaly.

iv.

At least five north trending intrusive phases are noted within the map area. Rock composition varies from gabbro-diorites to granites. One of these phases, gabbros, may be permissive hosts to PGM mineralization. Disseminated and stockwork controlled mineralization is noted in the granodiorite rocks along the eastern portion of the property, in a area of extensive drift cover.

v.

A Eocene volcanic centre was mapped in the southeastern property area.

vi.

Large fault structures, the North Valley Fault, Glossie Fault and North Glossie Fault, have been mapped on the property. Two of these structures, the North Glossie and Glossie Faults, are associated with structurally controlled copper-silver vein systems. Mineralization within these structures occurs within well defined veins and quartz-carbonate replacements and within clay altered and bleached rocks in the footwall and hangingwall to these structural zones. The full width of these structurally controlled zones has not been determined. Copper values ranging from 1.81 to 4.18% Cu have been obtained from 1.2 m wide shear hosted veins within the core of the fault. These veins carry up to 5.6 ppm Ag. Rock samples from the footwall of the Glossie fault, external to the central veins in a “cryptic” mineralized zone carry 2.16% Cu and 11.8 g/t Ag over indeterminant widths.

vii.

The surface expression of these structurally controlled fault systems are often highly recessive but, based on an initial geochemical orientation survey, are traceable in B horizon soils.

viii.    A $270,000 follow-up work program for the exploration of (1) high grade structurally controlled  copper-silver zones (2) stockwork or disseminated porphyry style mineralization and (3) screening for potential PGM systems in mafic to ultramafic rocks is recommended.

At the years ended December 31, 2001 and December 31, 2002 the financial statements were adjusted to reflect a provision for impairment of mineral properties.  The Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Without a full feasibility study, the Company is unable to determine that it has economically recoverable reserves.  In addition at this time there is no certainty that the company will be able to obtain the necessary financing to complete the exploration and development of the mineral properties. However, the board of directors is confident that a full feasibility will obtain positive results and will therefore continue to actively pursue the development and financing requirements of the Company.

The Company performs its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

The company’s management remains committed to the development of the company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

The Company’s working capital deficiency increased to $353,550 for the nine months ended September 30, 2003 from a deficiency of $91,736 at December 31, 2002 a large part of the increase ($193,629) in working capital deficiency can be attributed to deferred payables that will become due on June 3, 2004.  General and administrative expenditures for the nine months ended September 30, 2003 increased to $210,489 compared to $133,099 September 30, 2002. Filing fees increased by $3,176 due to the increase in Edgar filing for U.S. disclosure. Professional fees have increased during the nine months ended September 30, 2003 to $52,457 from $18,463 (2002) due to legal and accounting costs associated with the completion of the 2 for 1 share consolidation, extension of warrants and consulting fees associated with public relations.  The Company has produced brochures summarizing the company’s history and activities, thus marketing and promotion increased to $10,252 from $830 (2002).  Rent is $22,643 higher than the nine months ended September 30, 2002 and telephone is $2,159 higher, due to the additional costs associated with the Vancouver office.  Office expenses increased by $1,534 compared to the previous years third quarter, much of this included printing of letterhead, business cards because of the name change to Getty Copper Inc. from Getty Copper Corp. as well as revamping and updating of computer software.

During the Nine Months ending September 30, 2003 quarterly report, 1,000,000 warrants were exercised for 1,000,000 common shares at $0.20 per share, raising $200,000.  These warrants were due to expire September 26, 2003.

Subsequent to the nine months ended September 30, 2003, the Company announced the granting of stock options to a maximum of 2,400,000 shares at an exercise price of $0.61 to be allocated to directors officers and employee’s of the Company.